AFRIORE

Management Discussion and Analysis
August 31, 2004
Unaudited, prepared by management

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 29, 2004, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). The production figures reported below represent the total colliery output. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture.

Results of Operations

The net loss for the three months ended August 31, 2004, was $242,383 or $0.01 per share (basic and diluted) compared to a net loss of $996,261 or $0.04 per share (basic and diluted) for the quarter ending August 31, 2004.

	Three months ended August 31,		Six months ended August 31	
	2004	2003	**2004**	2003
Run-of-mine production, tonnes				
Underground	**152,660**	**154,441**	**269,860**	**334,013**
Open pit	**70,201**	**10,305**	**129,065**	**26,890**
	215,550	**164,746**	**398,925**	**360,903**
Recovery	**68.4%**	**61.2%**	**70.0%**	**59.3%**
Net production, tonnes	**147,522**	**101,691**	**277,115**	**215,186**
Sales, tonnes	**149,871**	**175,667**	**309,359**	**280,170**
Revenue attributable to AfriOre	**$3,827,044**	**$2,525,235**	**$6,878,896**	**$4,307,635**
Production costs attributable to AfriOre	**$(3,288,106)**	**$2,788,055**	**$(6,074,568)**	**$4,192,129**

The following comments pertain to the comparison of the current quarter to the same quarter last year.

At the SLJV's **coal operation** underground production is proceeding at levels similar to those of last year, however, there has been a substantial increase in the open pit production to meet increased sales demand and to establish a WIP (unwashed ROM tonnage) stockpile of in excess of 15,000 tonnes. Production costs increased due to mine salary and wage increases (average of 8%) in June and July. The impact of these increases has been reduced by the drawdown of in excess of 19,325 tonnes from the saleable stockpile. Sales revenues increased over the same period in the previous year by in excess of 51% due to sales price increases of between 6% and 10% as well as an increase in tonnage sold of in excess of 13,000 tonnes sized coal sales and in excess of 15,000 tonnes duff coal sales.

Other income and expenses have increased due to a reduction in interest expenditure as a result of an IDC loan and the deferred purchase price having been settled in April 2004, as well as a foreign exchange gain due to a short term weakness in the Rand in August 2004. However, in the medium term it is expected that margins will continue to be affected by the strong South African currency, Rand.

Investing

Expenditures on the coal assets ($40,817) have reduced compared to the same quarter last year ($130,137). Capitalized exploration during the current quarter ($885,393) is comparable to the same quarter last year ($940,703). Capitalized exploration, however, for the financial year to date ($1,606,112) is indicative of the urgency with which AfriOre is pursuing its exploration activities with significant gold

exploration being conducted in South Africa (FSC), Mali (Banakoro), Kenya (Siaya and Ndori) and Namibia (Capricorn).

Financing

Capital repayments on the Tweewaters Fuel (Pty) Limited loan from the IDC commence on the November 1, 2004. No common shares or options were issued during the quarter with the previously reported position remaining unchanged.

Cash Flow and Liquidity

Cash decreased by ($1,088,236) in the quarter to $2,842,969 as at August 31, 2004. Net current assets decreased to $1,343,192 from $2,480,478 as at May 31, 2004. The decrease is due a reduction in cash, increase in receivables and an increase in accounts payable. An improvement is shown when doing a comparative analysis with the same period, August 31, 2003, when net current assets stood at $822,207. The decrease in net current assets during the reported quarter is primarily due to increased spending in the anthracite operation.

Exploration projects developments

AfriOre received encouraging results on several of the gold exploration projects during the quarter.

In Mali, exploration has continued on the Banankoro joint venture area. AfriOre's second phase of diamond drilling, which commenced during the previous quarter, continued into this quarter. Eleven additional holes, totaling approximately 2,300 metres, were drilled to test the down-plunge continuation of the higher grade zone at Bagama and several magnetic anomalies identified by the recently completed airborne magnetic and radiometric survey. This has extended the length of the higher grade zone and identified targets for follow-up drilling.

During the quarter, interpretation of data from range-finding Drill hole 47 on AfriOre's FSC Witwatersrand gold project confirmed the position of two priority targets for follow up drilling. The planned drill hole sites are located within large structural blocks which have good potential to host Witwatersrand sediments at depths of between 1,100 and 1,700 metres.

In Kenya, AfriOre's first phase of percussion drilling continued on the Masumbi gold target. Sixty- seven holes, comprising some 2,100 metres of drilling, were drilled to a maximum depth of approximately 50 metres over a strike length of approximately 750 metres. The drilling pattern consisted of seven fences of holes oriented across strike in an "heel-to-toe" configuration. The results were supplemented by a limited trenching and sampling program and a ground magnetic survey. This work has led to the discovery of previously unknown, widespread gold mineralization within Nyanzian volcanics and intrusive granitoids. Initial drilling results indicate the presence of multiple zones of vein-associated gold mineralization over a strike length and width of some 750 metres and 130 metres respectively. Follow-up drilling is planned to test continuity of better mineralized areas and possible extensions of this large system below thin, surficial cover. Elsewhere on the Kenyan project area, regional prospecting continued on previously identified targets.

In Namibia, gridding and 33 line kilometres of induced polarization ground, geophysical surveys were carried our over five magnetic anomalies which were identified by interpretation of high resolution geophysical data. Initial diamond drilling commenced and four holes, for a total of approximately 670 metres of drilling, were completed on selected portions of two geophysical anomalies. Further work is being carried out to select drill targets with the potential for vein-hosted gold mineralization in near surface, shallow dipping Damaran lithologies, of the type discovered at the nearby Otjikoto gold deposit.

Outlook

We anticipate that the strength of the Rand, particularly against the US Dollar, will persist throughout the year, adversely affecting margins on export sales. AfriOre has taken remedial action and has reduced its workforce numbers by 22% to counteract the pressure on margins and in an effort to continue to balance production levels with demand. We will continue to pursue our gold exploration program and review new precious metal projects. Negotiations are ongoing regarding the sale of the anthracite operations.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
August 31, 2004
Unaudited, prepared by management

These unaudited consolidated financial statements of AfriOre Limited (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	**August 31, 2004 (Unaudited)**	February 29, 2004 (Audited)
Assets			
Current			
Cash and cash equivalents		**$ 1,679,102**	$ 3,000,502
Cash – project specific	3	**1,163,867**	1,398,660
Receivables		**1,748,099**	843,532
Inventories	4	**1,593,088**	2,185,165
Other		**283,060**	312,104
		6,467,216	7,739,963
Coal assets	5	**4,124,615**	4,439,015
Property and equipment	6	**54,962**	65,109
Exploration properties	7	**5,869,932**	4,263,820
Trust funds	8	**549,845**	443,249
		$ 17,066,570	$ 16,951,156
Liabilities			
Current			
Taxes payable		**$ 25,886**	$ 21,109
Accounts payable and accrued liabilities		**2,037,751**	1,611,221
Due to bank and short-term loan		**292,360**	191,356
Debenture liability	9	**1,487,668**	1,415,138
Current portion of advances	3	**1,163,867**	1,398,660
Current portion of debt	10	**116,492**	1,006,338
		5,124,024	5,643,822
Long term			
Long term portion of debt	10	**874,008**	-
Long term portion of advances	3	**1,504,919**	1,013,932
Deferred gain		**1,811,413**	1,905,992
Reclamation provision		**881,223**	900,350
Future income taxes		**1,289,593**	1,185,596
		6,361,156	5,005,870
Shareholders' Equity	11	**5,581,390**	6,301,464
		$17,066,570	$ 16,951,156

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended, August 31,		Six months ended August 31,	
	2004	2003	**2004**	2003
Coal operation				
Revenue	**$ 3,827,044**	$ 2,525,235	**$ 6,878,896**	$ 4,307,635
Production costs	**(3,288,106)**	(2,788,055)	**(6,074,568)**	(4,192,129)
Depreciation and amortization	**(177,177)**	(143,251)	**(329,810)**	(311,339)
	361,761	(406,071)	**474,518**	(195,833)
Other income and expenses				
Other income	**194,076**	171,411	**385,205**	353,711
Interest expense	**(75,314)**	(99,149)	**(136,301)**	(141,833)
Gain (loss) on foreign exchange	**21,681**	(3,451)	**15,833**	(22,519)
Amortization of deferred purchase price	**(471)**	(31,291)	**(25,959)**	(63,238)
	139,972	37,520	**238,778**	126,121
Corporate and exploration expenses				
Administrative & project management costs	**(706,369)**	(589,898)	**(1,251,591)**	(1,219,874)
Exploration and project evaluation	**(11,548)**	(28,459)	**(25,626)**	(70,073)
Depreciation and amortization	**(7,842)**	(9,353)	**(17,675)**	(17,394)
Write down of other assets and gains (losses) on asset disposal	**(46)**	–	**(2,530)**	–
	(725,805)	(627,710)	**(1,297,422)**	(1,307,341)
Income (loss) before taxes	**(224,072)**	(996,261)	**(584,126)**	(1,377,053)
Income taxes	**18,311**	–	**118,125**	–
Net income (loss)	**$ (242,383)**	$ (996,261)	**$ (702,251)**	$ (1,377,053)
Basic income (loss) per share	$ (0.01)	$ (0.04)	$ (0.02)	$ (0.05)
Diluted income (loss) per share	$ (0.01)	$ (0.04)	$ (0.02)	$ (0.05)
Deficit, beginning of period, as previously reported	**$(21,232,348)**	$(17,590,393)	**$(20,109,007)**	$(17,232,040)
Change in accounting policy for stock based compensation	**-**	-	**(663,473)**	-
Deficit, beginning of period, as restated	**(21,232,348)**	(17,590,393)	**(20,772,480)**	(17,232,040)
Profit (loss) for the period	**(242,383)**	(996,261)	**(702,251)**	(1,377,053)
Accretion of debenture (note 9)	**72,530**	34,146	**72,530**	56,585
Deficit, end of period	**$ (21,402,201)**	$ (18,552,508)	**$ (21,402,201)**	$ (18,552,508)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three month ended August 31,		Six months ended August 31,	
	2004	2003	**2004**	2003
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ (242,383)**	$ (996,261)	**$ (702,251)**	$(1,377,053)
Items not affecting cash:				
Future taxes	**19,941**		**119,756**	
Write down of other assets and (gains)/ losses on disposal of assets	**46**	–	**2,530**	–
Amortization of deferred gain	**(47,289)**	(47,289)	**(94,578)**	(94,578)
Amortization of deferred purchase price	**472**	31,291	**25,960**	63,238
Depreciation and amortization	**185,021**	152,604	**347,486**	328,733
Debenture interest	**37,398**	37,808	**74,795**	61,233
Compensation expense	**–**	–	**–**	53,349
Other	**61,780**	(21,011)	**26,615**	(28,301)
Net operating working capital changes	**(358,970)**	985,708	**114,850**	634,178
	(343,984)	142,850	**(84,837)**	(359,201)
Investing Activities				
Deferred purchase price paid	**–**	–	**(990,500)**	
Coal assets	**(40,817)**	(130,137)	**(95,784)**	(254,962)
Property and equipment	**(3,897)**	(1,172)	**(5,952)**	(3,582)
Exploration properties	**(885,393)**	(940,703)	**(1,606,112)**	(1,179,550)
	(930,107)	(1,072,012)	**(2,698,348)**	(1,438,094)
Financing Activities				
Common shares issued for cash	**-**	62,500	**42,250**	1,115,334
Environmental trust account	**(63,004)**	(1,642)	**(120,962)**	(15,419)
Long term advances – WBPM	**9,070**	–	**256,193**	
Short term loan-advance	**-**	(24,425)	**–**	158,705
Operating loan-repayments	**-**	(113,854)	**–**	(194,518)
Operating loan-advances	**-**	–	**990,500**	
Capital lease obligations	**(366)**	(30,612)	**(20,181)**	(61,706)
Bank overdraft	**301,285**	–	**109,551**	
Debenture	**-**	–	**–**	1,500,000
	246,985	(108,033)	**1,257,351**	2,502,396
Foreign exchange impact on cash balances	**(414)**	9,891	**(30,357)**	7,418
Increase (decrease) in cash and cash equivalents during the period	**(1,088,236)**	(1,027,304)	**(1,556,193)**	712,519
Cash and cash equivalents, beginning of period	**3,931,205**	3,077,816	**4,399,162**	1,337,993
Cash and cash equivalents, end of period	**$ 2,842,969**	$ 2,050,512	**$ 2,842,969**	$ 2,050,512

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 29, 2004. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2004 included in the Company's 2004 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2005.

2. ADOPTION OF NEW ACCOUNTING POLICIES

Stock-Based Compensation Plans
Effective March 1, 2004, the Company has adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002.

This change in accounting policy has been adopted retroactively to March 1, 2002. Previously, the Company was only required to disclose in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after March 1, 2002. In accordance with the CICA handbook, section 3870, only stock options granted on, or after, the initial adoption date of section 3870 are recognized in the financial statements. No compensation expense is recorded for stock options awarded and outstanding prior to March 1, 2002.

The fair value of the options granted is estimated at the date of the grant using the Black-Scholes valuation model. There was no effect on the results reported in the second quarter of fiscal 2005 as there were no employees' or directors' options granted or exercised in those periods.

3. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("WBPM") is to provide funding of up to US$3.5-million. This funding is project specific and may only be spent on the FSC project. The amount of $1,163,867 represents the cash balances held at August 31, 2004 that are specific to the FSC gold project.

Upon funding US$2.1-million, WBPM may convert the advances to a 35% equity stake in the FSC project. Should AfriOre elect at any time to discontinue exploration expenditure, WBPM may elect to have any project specific cash balances on hand at that time refunded to them. The portion of total advances made to date that WBPM may withdraw in cash is shown as a current liability.

	August 31, 2004	February 29, 2004
WBPM Advances	**$ 2,668,786**	$ 2,412,592
Less classified as current	**1,163,867**	1,398,660
Long-term portion	**$ 1,504,919**	$ 1,013,932

4. INVENTORIES

Inventories are comprised of the following:

	August 31, 2004	February 29, 2004
Coal (50%)	**$ 1,075,636**	$ 1,701,601
Materials and supplies (50%)	**517,452**	483,564
50% Attributable to AfriOre	**$ 1,593,088**	$ 2,185,165

5. COAL ASSETS

	August 31, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 5,331,130**	**$ (2,674,120)**	**$ 2,657,011**	$ 2,920,790
Mineral properties	**1,772,689**	**(305,085)**	**1,467,604**	1,518,225
	$ 7,103,819	**$ (2,979,204)**	**$ 4,124,615**	$ 4,439,015

6. PROPERTY AND EQUIPMENT

	August 31, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 140,634**	**$ (102,026)**	**$ 38,608**	$ 45,058
Vehicles	**42,934**	**(26,580)**	**16,354**	20,051
	$ 183,568	**$ (128,606)**	**$ 54,962**	$ 65,109

7. EXPLORATION PROPERTIES

	February 29, 2004	Additions	**August 31, 2004**
South Africa-FSC (Gold)	$ 1,362,191	$ 373,106	**$1,735,297**
South Africa-Somkele (Coal)	1,467,635	96,336	**1,563,971**
South Africa-Dwaalboom (Gold)	128,373	26,193	**154,566**
Mali-Banankoro (Gold)	939,899	641,503	**1,581,402**
Kenya-Ndori (Gold)	139,261	159,221	**298,482**
Kenya-Siaya (Gold)	201,105	135,399	**336,504**
Namibia-Capricorn (Gold)	25,356	174,354	**199,710**
	$ 4,263,820	$ 1,606,112	**$ 5,869,932**

8. TRUST FUNDS AND RECLAMATION PROVISION

The Company has an environmental reclamation trust fund in South Africa. Payments to the fund are made in accordance with statutory requirements. The costs of environmental reclamation at Tweewaters Fuel (Pty) Ltd ("TWF") are estimated annually by independent consultants and recorded in the balance sheet. The costs of ongoing programs to prevent and control pollution and to rehabilitate the environment are charged against income as incurred. Income on the monies paid to the trust fund is set off against the expense for the year.

The guarantee of R5.6-million (approximately $1.11-million) together with the monies held in the trust fund, is sufficient to cover the outstanding reclamation liability.

The notional investment value represents the present value of the guaranteed funds after deduction of fees and finance costs.

	August 31, 2004	February 29, 2004
Cash in trust	**$ 347,048**	$ 340,623
Rehabilitation guarantee – notional investment	**202,797**	102,626
	$ 549,845	$ 443,249

9. DEBENTURE LIABILITY

On April 4, 2003 AfriOre raised gross proceeds of $1,500,000 by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares amounts to $211,524 over the life of the debenture. Accretion of $72,530 for the period year to date has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value of the debenture is equal to the value of the interest obligation being settled in shares. The financial liability component at August 31, 2004 has been shown as a debenture liability of $1,487,668 classified as short-term and includes accrued accounting interest charges of $199,192.

The accretion in quarter ending August 31, 2004 is shown as $72,530 as no accretion was taking into account in the quarter ending May 31, 2004.

On September 24, 2004 the holders of $1,100,000 senior secured debentures agreed to extend the maturity date from October 4, 2004 to November 3, 2004.

10. DEBT

Tweewaters Fuel (Pty) Limited ("TWF") obtained a credit facility from the Industrial Development Corporation of South Africa Limited ("IDC") for R10-million that was fully drawn down by April 30, 2004. The loan is secured by a pledge of the moveable assets of TWF and by the pledge of the shares of TWF held by AfriOre (South Africa) Limited. The loan bears interest at the South African prime overdraft rate and is repayable in 36 equal monthly instalments, the first of which shall be paid on November 1, 2004.

	August 31, 2004	February 29, 2004
Loans from IDC:		
Operating	**$ 990,500**	$ -
Finance lease	**-**	19,776
	990,500	19,776
Less classified as current:		
Operating	**116,492**	-
Finance lease	**-**	19,776
	116,492	19,776
	$ 874,008	$ -

11. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	August 31, 2004	February 29, 2004
Capital stock (Note 2)	**$ 24,801,410**	$ 24,673,903
Other paid-in equity	**36,525**	145,273
Agents options and compensation warrants	**140,975**	140,975
Employees and directors options (Note 2)	**626,948**	-
Warrants	**765,953**	776,418
Contributed surplus	**855,491**	855,491
Deficit (Note 2)	**(21,402,201)**	(20,109,007)
Cumulative translation adjustment	**(243,711)**	(181,589)
	$ 5,581,636	$ 6,301,464

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Private placement	4,801,390	1,977,718
Exercise of options (Note 2)	475,000	256,250
Exercise of warrants	604,827	472,115
Debenture interest	110,594	75,206
Exercise of agent options & compensation warrants	262,958	187,850
Property acquisition	100,000	50,000
Balance February 29, 2004	**31,714,656**	**$ 24,673,903**
Exercise of warrants	65,000	52,715
Debenture interest	116,864	74,792
Balance May 31, 2004	**31,896,520**	**$24,801,410**
Exercise of warrants	**0**	**0**
Debenture interest	**0**	**0**
Balance August 31, 2004	**31,896,520**	**$ 24,801,410**

(c) Other paid in equity

The debentures have been classified into debt and equity components in the financial statements (see note 9). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $72,530 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares.

(d) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard Securities Capital Corp. ("Standard") in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.184 was assigned to each compensation option, $0.160 to each compensation option warrant and $0.180 to each advisory services compensation option resulting in an amount of $72,421, reduced by the value of warrants exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

On September 25, 2003 AfriOre granted a broker's compensation warrant to Coniston Investment Corp. ("Coniston") in connection with the sale of units in a brokered private placement. The warrant enables the broker to purchase up to 8% of the units sold (246,153) in the private placement for $0.80 per unit for a period of 18 months following the closing date. Each broker's compensation unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 123,077 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share.

A value of $0.314 was assigned to each compensation option and to each full compensation share purchase warrant resulting in an amount of $115,938, reduced by the value of options exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(e) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1,500,000 by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.169 was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.161 was assigned to each warrant.

On September 25, 2003, AfriOre raised gross proceeds of $1,999,990 in a brokered private placement. The private placement was for 3,076,907 units priced at $0.65 per unit. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 1,538,454 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share. A value of $0.314 was assigned to each warrant.

	Warrants	Weighted average price
Balance February 28, 2003		
Granted	3,900,695	$0.67
Exercised	(604,827)	$0.62
Balance February 29, 2004	**3,295,868**	**$0.68**
Exercised	(65,000)	$0.65
Balance Aug 31, 2004	**3,230,868**	**$0.53**

(f) Summary of Outstanding Options (Note 2)

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	670,000	$0.82
Expired	(100,000)	$0.80
Cancelled	(10,000)	$0.54
Exercised	(475,000)	$0.54
Balance February 29, 2004	**2,485,000**	**$0.65**
	-	-
Balance Aug 31, 2004	**2,485,000**	**$0.65**

At August, 31, 2004, the following options to acquire common shares of the Company are outstanding:

No. of Common Shares Subject to Option	Exercise Price	Expiry Date
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	Aug. 6, 2006
805,000	$0.54	Aug. 16, 2006
75,000	$0.60	Feb. 11, 2007
200,000	$0.67	May 13, 2007
375,000	$0.75	Sep 12, 2007
570,000	$0.80	Jun 3, 2008
100,000	$0.91	Dec.17, 2008
2,485,000		

All are exercisable immediately.

(g) Property Acquisition Agreements

At August 31, 2004, 390,000 common shares are issueable (February 29, 2004 – 390,000) by the Company for exploration properties if the properties reach an advanced stage.

12. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended August 31,		Six months ended August 31,	
	2004	2003	**2004**	2003
Administrative services [1]	**$ 77,250**	$ 77,250	**$ 154,500**	$ 154,500

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract has a term of two years and automatically renews for one year. AfriOre may terminate the agreement after the first year by either giving 12 months notice or 90 days notice and paying $80,000. AfriOre is currently negotiating the extension of the agreement.

13. EARNINGS PER COMMON SHARE

	Three months ended August 31,		Six months ended August 31,	
	2004	2003	**2004**	2003
(i) Basic				
Numerator				
Net earnings (loss) – income available to shareholders	**$ (242,383)**	**$ (996,261)**	**$ (702,251)**	**$ (1,377,053)**
Denominator				
Weighted average number of shares	**31,896,520**	**27,380,003**	**31,871,917**	**26,900,549**
Basic earnings per share	**$ (0.01)**	**$ (0.04)**	**$ (0.02)**	**$ (0.05)**
(ii) Diluted				
Net earnings – income available to shareholders	**$ (242,383)**	**$ (996,261)**	**$ (702,251)**	**$ (1,377,053)**
Denominator				
Weighted average number of shares	**31,896,520**	**27,380,003**	**31,871,917**	**26,900,549**
Diluted earnings per share	**$ (0.01)**	**$ (0.04)**	**$ (0.02)**	**$ (0.05)**
Average quoted market price	**$ 0.39**	**$ 0.71**	**$ 0.53**	**$ 0.65**

14. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Three months ended August 31, 2004			Three months ended August 31, 2003		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 1,567,097**	**$ –**	**$ 1,567,097**	$ 925,067	$ –	$ 925,067
Export sales	**2,259,947**	**–**	**2,259,947**	1,600,168	–	1,600,168
	3,827,044	**–**	**3,827,044**	2,525,235	–	2,525,235
Production costs	**(3,288,106)**	**–**	**(3,288,106)**	(2,788,055)	–	(2,788,055)
Depreciation and amortization	**(170,521)**	**(6,656)**	**(177,177)**	(131,404)	(11,847)	(143,251)
	368,417	**(6,656)**	**361,761**	(394,224)	(11,847)	(406,071)
Other income and expenses	**68,228**	**71,744**	**139,972**	(160,889)	198,409	37,520
Corporate and exploration expenses	**(55,113)**	**(670,692)**	**(725,805)**	(30,768)	(596,943)	(627,710)
Income (loss) before tax	**381,532**	**(605,604)**	**(224,072)**	(585,881)	(410,381)	(996,261)
Taxes (recovery)	**–**	**18,311**	**18,311**	–	–	–
Net income (loss)	**$ 381,532**	**$ (623,915)**	**$ (242,383)**	$ (585,881)	$ (410,381)	$ (996,261)
Total assets:						
South Africa	**8,690,779**	**2,636,223**	**11,327,002**	8,352,404	2,038,196	10,390,600
Other Africa	**–**	**2,416,098**	**2,416,098**	–	802,994	802,994
Barbados	**–**	**3,323,470**	**3,323,470**	–	1,711,416	1,711,416
	$ 8,690,779	**$ 8,375,791**	**$ 7,066,570**	$ 8,352,404	$ 4,552,606	$12,905,010
Cash from operating activities	**$(597,455)**	**$ 253,471**	**$(343,984)**	$ 416,762	$ (273,909)	$ 142,850
Cash from investing activities	**(124,969)**	**(805,138)**	**(930,107)**	(130,180)	(941,832)	(1,072,012)
Cash from financing activities	**179,957**	**67,028**	**246,985**	(170,533)	62,500	(108,033)

NOTES TO THE UNAUDITED, CONSOLIDATED FINANCIAL STATEMENTS
For the six month periods ended August 31, 2004 and 2003

	Six months ended August 31, 2004			Six months ended August 31, 2003		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 3,108,692**	**$ –**	**$ 3,108,692**	$2,115,287	$ -	$ 2,115,287
Export sales	**3,770,204**	**–**	**3,770,204**	2,192,348	-	2,192,348
	6,878,896	**–**	**6,878,896**	4,307,635	-	4,307,635
Production costs	**(6,074,568)**	**–**	**(6,074,568)**	(4,192,129)	-	(4,192,129)
Depreciation and amortization	**(311,307)**	**(18,503)**	**(329,810)**	(287,644)	(23,695)	(311,339)
	493,021	**(18,503)**	**474,518**	(172,138)	923,695)	(195,833)
Other income and expenses	**(121,680)**	**360,458**	**238,778**	(362,088)	488,209	126,121
Corporate and exploration expenses	**(94,222)**	**(1,203,200)**	**(1,297,422)**	(73,677)	(1,233,664)	(1,307,341)
Income (loss) before tax	**277,119**	**(861,245)**	**(584,126)**	(607,903)	(769,150)	(1,377,053)
Taxes (recovery)	**–**	**118,125**	**118,125**	–	-	–
Net income (loss)	**$ 277,119**	**$ (979,370)**	**$ (702,251)**	$ (607,903)	$ (769,150)	$ (1,377,053)
Total assets:						
South Africa	**8,690,779**	**2,636,223**	**11,327,002**	8,352,404	2,038,196	10,390,600
Other Africa	**–**	**2,416,098**	**2,416,098**	–	802,994	802,994
Barbados	**–**	**3,323,470**	**3,323,470**	–	1,711,416	1,711,416
	$8,690,779	**$8,375,791**	**$17,066,570**	$8,352,404	$4,552,606	$12,905,010
Cash from operating activities	**58,692**	**$ (143,529)**	**$ (84,837)**	$ 248,504	$ (607,705)	$ (359,201)
Cash from investing activities	**(1,086,284)**	**(1,612,064)**	**(2,698,348)**	(255,004)	(1,183,090)	(1,438,094)
Cash from financing activities	**958,908**	**298,443**	**1,257,351**	(112,938)	2,615,334	2,502,396

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Bruce P. Tanner, COO Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary
Susan M.J. Myburgh, Interim CFO

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514